   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                          VESTA INSURANCE GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                               63-1097283
   (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION NO.)
            INCORPORATION)
                              3760 RIVER RUN DRIVE
                           BIRMINGHAM, ALABAMA 35243
                                 (205) 970-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                            DONALD W. THORNTON, ESQ.
                                GENERAL COUNSEL
                          VESTA INSURANCE GROUP, INC.
                              3760 RIVER RUN DRIVE
                           BIRMINGHAM, ALABAMA 35243
                                 (205) 970-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

       CAROLYN L. DUNCAN, ESQ.                JOHN M. BRANDOW, ESQ.
      RITCHIE & REDIKER, L.L.C.               DAVIS POLK & WARDWELL
        312 NORTH 23RD STREET                  450 LEXINGTON AVENUE
      BIRMINGHAM, ALABAMA 35222              NEW YORK, NEW YORK 10017
            (205) 592-6044                        (212) 450-4000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If the only securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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- --------------------------------------------------------------------------------

                                             PROPOSED         PROPOSED
  TITLE OF EACH CLASS                        MAXIMUM          MAXIMUM        AMOUNT OF
     OF SECURITIES         AMOUNT TO BE   OFFERING PRICE     AGGREGATE      REGISTRATION
    TO BE REGISTERED      REGISTERED (1)  PER SHARE (2)  OFFERING PRICE (2)  FEE (2)(3)
- ----------------------------------------------------------------------------------------
Common Stock............ 4,130,000 shares     $38.50        $159,005,000     $54,829.31

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Represents the maximum number of shares of Common Stock, par value $.01 per share ("Vesta Common Stock"), that may be offered by Torchmark Corporation pursuant to the terms of those certain % Participating Exchangeable
    Premium Securities due       , 2000, (the "PEPS") issued by Torchmark
    Corporation.
(2) Estimated solely for purposes of calculating the Registration Fee.
(3) The Registration Fee has been previously paid by Torchmark Corporation in accordance with Rule 457(i) in connection with the Registration Statement filed by Torchmark Corporation (Registration No. 333-11263) with respect to the PEPS which are exchangeable for the Common Stock offered hereby.
                                ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A),
MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued August   , 1996

                            Vesta Insurance Group, Inc.


LOGO
                                     Up to
                                4,130,000 Shares
                                       of
                                  Common Stock
                           (par value $.01 per share)

                                  -----------

  This Prospectus relates to up to 4,130,000 shares of common stock, par value $.01 per share (the "Common Stock") of Vesta Insurance Group, Inc. ("Vesta" or the "Company"), which may be delivered by Torchmark Corporation ("Torchmark"), at its option, pursuant to the terms of the % Participating Exchangeable
Premium SecuritiesSM due       , 2000 (the "PEPS") of Torchmark, subject to
Torchmark's right to deliver an amount in cash in lieu thereof, or a combination of shares and cash. This Prospectus is being delivered as Appendix A to a prospectus of Torchmark of even date herewith covering the sale of 4,130,000 PEPSSM (the "Torchmark Prospectus") and may not be delivered unless accompanied by and as an appendix to the Torchmark PROSPECTUS. Information relating to Torchmark set forth herein and in the Torchmark Prospectus was prepared by and is the sole responsibility of Torchmark. Vesta makes no representation or warranty with respect thereto and the Torchmark Prospectus does not constitute a part of this Prospectus and is not incorporated herein by reference. For a detailed description of the PEPS, see the Torchmark Prospectus. All of the shares of Common Stock covered hereby are indirectly owned by Torchmark. Vesta will not receive any of the proceeds from the sale of the PEPS or the delivery thereunder of shares of Common Stock covered hereby.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY A PROSPECTIVE INVESTOR IN THE COMMON STOCK.

  The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "VTA." On August , 1996, the last reported sale price of
Common Stock on the NYSE Composite Tape was $   per share. See "Price Range of
Common Stock and Dividends."

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS THE
    SECURITIES AND  EXCHANGE COMMISSION OR ANY STATE  SECURITIES COMMISSION
      PASSED  UPON THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

              SMService Mark of Morgan Stanley & Co. Incorporated

       , 1996.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VESTA SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

  ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS WITH RESPECT TO TORCHMARK HAS BEEN SUPPLIED BY TORCHMARK, AND ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS WITH RESPECT TO VESTA HAS BEEN SUPPLIED BY VESTA.

                               ----------------

                               TABLE OF CONTENTS

Available Information...............   4
Incorporation of Certain Documents
 by Reference.......................   4
Prospectus Summary..................   5
Risk Factors........................   7
Selected Consolidated Financial Da-
 ta.................................  12
The Company.........................  14
Recent Developments.................  15
Use of Proceeds.....................  15

Capitalization......................   16
Price Range of Common Stock and Div-
 idends.............................   17
Business............................   18
Security Ownership by Torchmark.....   32
Selling Stockholder.................   32
Plan of Distribution................   32
Certain Legal Matters...............   33
Experts.............................   33
Glossary of Selected Insurance
 Terms..............................   34

                               ----------------

  NO PURCHASER MAY ACQUIRE DIRECTLY OR INDIRECTLY 5% OR MORE OF THE COMPANY'S OUTSTANDING COMMON STOCK WITHOUT PRIOR REGULATORY ACTION OR WAIVER BY THE ALABAMA INSURANCE COMMISSIONER AND NO PURCHASER MAY ACQUIRE DIRECTLY OR INDIRECTLY 10% OR MORE OF THE COMPANY'S OUTSTANDING COMMON STOCK WITHOUT PRIOR REGULATORY ACTION OR WAIVER BY THE TEXAS AND HAWAII INSURANCE COMMISSIONERS. FOR THESE PURPOSES, PURCHASERS OF PEPS MAY BE DEEMED TO BE HOLDERS OF VESTA COMMON STOCK AS A RESULT OF THEIR HOLDINGS OF PEPS. TORCHMARK HAS INFORMED VESTA THAT THE ALABAMA INSURANCE COMMISSIONER HAS ADVISED TORCHMARK THAT ANY PERSON, WHO HAS THE RIGHT TO ACQUIRE VESTA COMMON STOCK AS A RESULT OF HOLDING PEPS, AND WHO HOLDS MORE THAN 5% OF VESTA COMMON STOCK, INCLUDING SHARES RECEIVABLE UPON SETTLEMENT OF THE PEPS MUST AGREE IN WRITING AT THE TIME OF PURCHASE OF SUCH PEPS THAT IT CANNOT DIRECTLY OR INDIRECTLY OWN, CONTROL, HOLD OR HAVE THE RIGHT TO ACQUIRE IN ANY MANNER 10% OR MORE OF THE TOTAL OUTSTANDING SHARES OF VESTA COMMON STOCK WITHOUT PRIOR REGULATORY APPROVAL BY THE ALABAMA INSURANCE COMMISSIONER.

                               ----------------

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.


                               ----------------

  VESTA HAS BEEN ADVISED THAT IN CONNECTION WITH THE OFFERING OF THE PEPS BY TORCHMARK, THE UNDERWRITER OF THE PEPS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PEPS OR THE COMMON STOCK OF VESTA, OR EACH OF THEM, AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain of the matters discussed in this Prospectus or in the information incorporated by reference herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Vesta to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth herein under the caption "Risk Factors."

                             AVAILABLE INFORMATION

  Vesta is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of Vesta's Common Stock are listed on the New York Stock Exchange Inc. ("NYSE"). Reports, proxy statements and other information concerning Vesta can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Vesta and other registrants that file electronically with the Commission.

  This Prospectus, which constitutes a part of the registration statement on Form S-3 (the "Registration Statement") filed by Vesta with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to exhibits thereto for further information with respect to Vesta and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained from the Commission upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above. Reference is also hereby made to the Torchmark Prospectus and Exhibits thereto for further information with respect to Torchmark and the securities being offered by the Torchmark Prospectus. The Torchmark Prospectus does not constitute a part of this Prospectus and is not incorporated by reference herein.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by Vesta with the Commission are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Quarterly Report on Form 10-Q for the three months ended March 31, 1996; (iii) Quarterly Report on Form 10-Q for the six months ended June 30, 1996; (iv) Current Report on Form 8-K, dated June 19, 1995; and
(v) the description of Vesta Common Stock set forth in Vesta's Registration Statements filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

  Each document or report filed by Vesta with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the PEPS shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or in any accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Vesta will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to: Donald
W. Thornton, Senior Vice President, General Counsel and Secretary, Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243. Telephone requests may be directed to Vesta at (205) 970-7000.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in connection with, the more detailed information and the consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus as well as the information incorporated herein by reference. See "Glossary of Selected Insurance Terms" for definitions of certain terms used in this Prospectus. Unless otherwise indicated or required by the context, references to "Vesta" or the "Company" include Vesta's consolidated subsidiaries and references to "Torchmark" include Torchmark's consolidated subsidiaries.

COMPANY OVERVIEW

  Vesta is a holding company for a group of property and casualty insurance subsidiaries, including Vesta Fire Insurance Corporation ("Vesta Fire"), which offers treaty reinsurance and primary insurance on personal and commercial risks. In both its reinsurance and primary insurance operations, the Company focuses primarily on property coverages. Gross premiums written by the Company in 1995 and the six months ended June 30, 1996 totaled $586.8 million and $380.0 million, respectively. The Company's consolidated stockholders' equity was $280.6 million at December 31, 1995 and $302.9 million at June 30, 1996.

  The Company provides treaty reinsurance, principally through reinsurance intermediaries, to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. The reinsurance of personal and commercial property risks accounted for approximately 88% of the Company's gross reinsurance premiums written in 1995. The principal lines of business reinsured by the Company include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance. With respect to the Company's reinsurance operations, gross premiums written were $422.7 million for the year ended December 31, 1995, compared with $242.0 million for the year ended December 31, 1994, while net premiums earned were $290.7 million and $191.7 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $304.6 million while net premiums earned were $260.4 million, compared to $169.2 million and $116.9 milion, respectively, for the first six months of 1995.

  In its primary insurance operations, the Company has developed insurance products and programs to meet particular market needs. Primary insurance products offered by the Company include a variety of homeowner and dwelling insurance products, specialty commercial transportation products, commercial business coverages and certain financial services products designed to protect the interests of financial institutions in real and personal property collateral. Primary insurance products are distributed through independent agents and brokers, with the exception of certain financial services products, which are distributed through specialist agents and two managing agents. With respect to the Company's primary insurance operations, gross premiums written were $164.1 million for the year ended December 31, 1995, compared with $112.7 million for the year ended December 31, 1994, while net premiums earned were $91.1 million and $68.3 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $75.4 million while net premiums earned were $51.9 million, compared to $58.1 million and $37.3 million, respectively, for the first six months of 1995.

  A comparison of statutory combined ratios indicates that the Company has experienced more favorable underwriting results than the average for the property and casualty insurance industry over the past three years. The Company's statutory combined ratios for 1993, 1994 and 1995 were 91.8%, 89.4% and 90.6%, respectively, while according to data published by A.M. Best Company, Inc. ("A.M. Best"), the statutory combined ratios for the property and casualty insurance industry as a whole were 106.9%, 108.4% and 106.3%, respectively, for the same three years.

  As of June 30, 1996, the Company held cash and investments in the amount of $462.7 million. The Company's investment portfolio at such date included $296.3 million of investment grade fixed income securities, representing 100% of its total bond portfolio. Investments in equity securities comprised 1.5% of the Company's investment portfolio as of such date. As of June 30, 1996, the Company holds no real estate in its investment portfolio. The duration of the Company's portfolio at June 30, 1996 was 2.79 years. See "Business-- Investments."

  Vesta's insurance subsidiaries are rated "A" (Excellent) by A.M. Best, which is A.M. Best's third highest rating category. A.M. Best ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors including holders of securities of Vesta, and should not be relied upon with respect to making an investment decision regarding the Common Stock of Vesta. No assurance can be given that in the future, A.M. Best will not reduce or withdraw the ratings of the Company's insurance subsidiaries because of factors, including material losses, that may or may not be within the Company's control.

  The Company's principal executive offices are located at 3760 River Run Drive, Birmingham, Alabama 35243, and its telephone number is (205) 970-7000.

BUSINESS STRATEGY

  The Company's strategy is to focus principally on property coverages in all of its lines of business while adjusting the mix and volume of its writings and retentions to respond to changes in market prices and to manage its risk exposures.

  The Company contributed a majority of the proceeds from the initial public offering of its Common Stock in 1993 and the sale of $100 million of its 8 3/4% Senior Debentures due 2025 on July 19, 1995, to the capital and surplus of its insurance subsidiaries. Increasing the surplus of its insurance subsidiaries enabled the Company to increase its sales of insurance and reinsurance. In particular, the Company has significantly increased its writings of pro rata reinsurance to capitalize on the increased demand for such reinsurance in recent years. In addition, since the end of 1992, higher prices for property catastrophe reinsurance have enabled the Company to increase and maintain its writings of catastrophe risks. The Company is also increasing its writings of selected primary insurance lines.

  Historically, the Company has made substantial use of reinsurance and retrocessional arrangements to reduce its exposure to risks and the variability of its earnings. The Company plans to continue to cede a portion of its insurance risks while using its increased capital base to increase selectively its retentions of certain property risks based on market conditions. In addition, the Company will continue its strategy to balance the geographic concentration of the risks of its primary insurance and reinsurance business. While the Company's primary insurance operations are focused principally in southeastern and southwestern states and Hawaii, its reinsurance customers are principally regional insurance companies operating outside of these areas.

RELATIONSHIP WITH TORCHMARK

  Prior to the initial public offering of its common stock in November 1993, the Company was a wholly-owned subsidiary of Torchmark. As of the date hereof, Torchmark beneficially owns approximately 27% of the issued and outstanding common stock of the Company, and R.K. Richey, the Chairman and Chief Executive Officer of Torchmark, has, since the Company's initial public offering, served as a director and the Chairman of the Board of the Company. In August 1996, Keith A. Tucker, Vice Chairman of Torchmark, was elected by the Board to a newly created position on the Company's Board of Directors. Torchmark and Vesta previously entered into a Separation and Public Offering Agreement (as amended or supplemented, the "Separation Agreement") in which Vesta granted to Torchmark, among other things, certain registration rights and pursuant to which the offering of shares of Common Stock hereby is registered. Prior to its initial public offering, the Company entered into several agreements with Torchmark and certain of its subsidiaries regarding the future relationship of the Company and Torchmark. Among these are a lease agreement, pursuant to which the Company leases its headquarters building from Torchmark Development Corporation ("TDC"), a wholly-owned subsidiary of Torchmark, and an investment services agreement, pursuant to which Waddell & Reed Asset Management Company ("WRAMCO"), a subsidiary of Torchmark, provides the Company with investment advice and services in connection with the management of the Company's investment portfolio. Liberty National Life Insurance Company, a wholly-owned subsidiary of Torchmark ("LNL"), continues to service lower value personal dwelling insurance previously marketed through agents of LNL. This agreement was terminated effective April 30, 1995, and these products are no longer marketed through LNL agents, though LNL continues to service the existing business. See "Risk Factors--Relationship with Torchmark."

                                 RISK FACTORS

  Prospective investors should carefully consider the specific factors set forth below as well as the other information contained in this Prospectus and the information incorporated herein by reference.

EFFECT OF THE PEPS ON THE MARKET FOR VESTA COMMON STOCK

  It is expected that the PEPS will not be listed on the NYSE or any other national securities market. Any market that develops for the PEPS is likely to influence, and be influenced by, the market for the Vesta Common Stock. For example, the price of the Vesta Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Vesta Common Stock at the maturity of the PEPS, by possible sales of Vesta Common Stock by investors who view the PEPS as a more attractive means of equity participation in Vesta and by hedging or arbitrage trading activity that may develop involving the PEPS and Vesta Common Stock. For further information concerning the risks related to an investment in the PEPS, see the Torchmark Prospectus.

RESTRICTIONS ON OWNERSHIP

  In certain circumstances, various state insurance regulatory authorities require that persons who intend to acquire certain specified percentages of the capital stock of an insurance company or insurance holding company receive the prior approval of such regulatory authority prior to the acquisition of such shares. Investors who intend to acquire directly or indirectly 5% or more of the Company's outstanding Common Stock must obtain the prior approval of the Alabama Insurance Commissioner and investors who intend to acquire directly or indirectly 10% or more of the Company's outstanding Common Stock must obtain the prior approval of the Texas and Hawaii Insurance Commissioners. Such requirements could have the effect of decreasing the demand for, or the liquidity of large blocks of, the Common Stock. FOR THESE PURPOSES, PURCHASERS OF PEPS MAY BE DEEMED TO BE HOLDERS OF VESTA COMMON STOCK AS A RESULT OF THEIR HOLDINGS OF PEPS. TORCHMARK HAS INFORMED VESTA THAT THE ALABAMA INSURANCE COMMISSIONER HAS ADVISED TORCHMARK THAT ANY PERSON, WHO HAS THE RIGHT TO ACQUIRE VESTA COMMON STOCK AS A RESULT OF HOLDING PEPS, AND WHO HOLDS MORE THAN 5% OF VESTA COMMON STOCK, INCLUDING SHARES RECEIVABLE UPON SETTLEMENT OF THE PEPS MUST AGREE IN WRITING AT THE TIME OF PURCHASE OF SUCH PEPS THAT IT CANNOT DIRECTLY OR INDIRECTLY OWN, CONTROL, HOLD OR HAVE THE RIGHT TO ACQUIRE IN ANY MANNER 10% OR MORE OF THE TOTAL OUTSTANDING SHARES OF VESTA COMMON STOCK WITHOUT PRIOR REGULATORY APPROVAL BY THE ALABAMA INSURANCE COMMISSIONER.

RELATIONSHIP WITH TORCHMARK

  Until the Company's initial public offering in November 1993, the Company was a wholly-owned subsidiary of Torchmark and Torchmark currently beneficially owns approximately 27% of the outstanding shares of Vesta Common Stock and is Vesta's largest single shareholder. Mr. R. K. Richey, the Chairman and Chief Executive Officer of Torchmark, has, since the Company's initial public offering, served as the Chairman of the Board of the Company. In August 1996, Keith A. Tucker, Vice Chairman of Torchmark, was elected by the Board to a newly created position on the Company's Board of Directors. Since the Company's initial public offering, the Company has been managed and operated separately from Torchmark, although the two companies have certain transition and other relationships.

  Conflicts of interest between the Company and Torchmark may arise from time-to-time with respect to business dealings between them, including potential acquisitions of businesses or properties, the issuance of additional securities, the election of new or additional directors and the payment of dividends by the Company.

  The Company was a party to a Consolidated Tax Allocation Agreement, dated August 29, 1990 (the "Tax Agreement"), with Torchmark and certain of its subsidiaries covering tax years up to and including most of 1993. The Tax Agreement was terminated as to the Company as a result of the Company's initial public offering. Although certain tax years covered by the Tax Agreement are still subject to Internal Revenue Service ("IRS") audit, Vesta's management believes it is unlikely that any material tax contingencies will arise or have a material adverse effect on Vesta's or its subsidiaries' financial condition. However, such tax contingencies could adversely affect the results of operations for any period even where the Company had a relatively low level of income. Though binding on the parties thereto, the Tax Agreement is not binding on the IRS and does not affect the several liability of Torchmark and its subsidiaries or the Company's subsidiaries as former members of a consolidated tax filing group to the IRS for all federal taxes of the consolidated group relating to periods ending before the date of the Company's initial public offering. For a discussion of certain other relationships between Vesta and Torchmark, see "Prospectus Summary--Relationship with Torchmark."

FACTORS AFFECTING INDUSTRY PERFORMANCE; PROPERTY CASTASTROPHE RISKS

  The results of operations of the property and casualty insurance industry historically have been subject to significant variability due to premium rate competition, natural disasters and other catastrophic events, judicial trends, changes in the investment and interest rate environment, regulation, and general economic conditions. Premium rate levels are affected by the availability of insurance coverages, which is influenced by levels of surplus in the industry and the regulatory environment. The level of surplus in the industry varies with underwriting experience, returns on invested capital and regulatory barriers to withdrawal of surplus. Increases in surplus have generally been accompanied by increased price competition among property and casualty insurers.

  The industry's profitability can be materially adversely affected by unpredictable developments, including disasters (such as hurricanes, windstorms, earthquakes, fires and explosions), fluctuations in interest rates and other changes in the investment environment which affect market prices of insurers' investments and the income from those investments, inflationary pressures that increase the size of losses and may affect the market prices of insurers' investments, and legislative and judicial decisions affecting insurers' liabilities. The demand for property and casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases.

  The Company markets its primary insurance principally in the southeastern United States, an area known for hurricane risk, although the Company historically has reduced its exposure through the use of reinsurance. Because catastrophe loss events are by their nature unpredictable, historical results of operations may not be indicative of future results. The occurrence of one or more major catastrophes in any given period could have a material adverse impact on the Company's results of operations and could result in substantial outflows of cash as losses are paid.

COMPETITION; RATINGS

  The property and casualty insurance business is highly competitive. Vesta's insurance subsidiaries compete with domestic and foreign insurers and reinsurers, some of which have significantly greater financial resources than Vesta. Pricing is a primary means of competition. The industry is currently in a period of significant price competition, due in part to excess capacity in most lines of business, including casualty reinsurance. Competition is also based on the availability and quality of products, quality and speed of service (including claims service), financial strength, ratings, distribution systems and technical expertise. Currently, A.M. Best has assigned an "A" (Excellent) rating to the Company's insurance subsidiaries. No assurances can be given that in the future A.M. Best will not reduce or withdraw the ratings of Vesta's insurance subsidiaries because of factors, including material losses, that may or may not be within the control of Vesta. See "Business-- Primary Insurer Business" and "--Competition."

REINSURANCE CONSIDERATIONS

  The Company's insurance and reinsurance operations rely on the use of reinsurance and retrocessional arrangements to limit the amount of risk retained under the Company's policies and reinsurance treaties. The availability and cost of reinsurance and retrocessional coverage may vary significantly over time and are subject to prevailing market conditions. While the Company's ability to place reinsurance and retrocessional risks has not been affected significantly to date by changing market conditions, in the future the Company may be required to increase the amount of its net exposures or reduce its premium writings if it is unable to obtain coverage on satisfactory terms. In addition, the Company's ability to increase its sales of property catastrophe reinsurance will depend on the availability of retrocessional capacity. See "Business-- Reinsurance" and "--Reinsurance Ceded."

  The Company seeks to evaluate the credit quality of the reinsurers and retrocessionaires to which it cedes business. No assurance can be given regarding the future ability of any of the Company's reinsurers to meet their obligations. Among the insurers to which the Company cedes reinsurance are Underwriters at Lloyd's, London, a collection of underwriters, known as "Names," who group together annually to form syndicates. In recent years Lloyd's has reported substantial losses which have had deleterious effects on Lloyd's in general, and on certain syndicates in particular. In addition, there has been a decrease in underwriting capacity of Lloyd's syndicates in recent years and Lloyd's has been the subject of extensive litigation in the United States. The substantial losses and other adverse developments could affect the ability of certain syndicates to continue to trade and the ability of insureds to continue to place business with particular syndicates. It is not possible to predict what effects the circumstances described above may have on Lloyd's and the Company's contractual relationship with Lloyd's syndicates in future years.

ADEQUACY OF LOSS RESERVES

  The Company's insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, the Company will have to increase such reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on the Company's results of operations and financial condition. The establishment of appropriate reserves is an inherently uncertain process and there can be no assurance that ultimate losses will not materially exceed the Company's loss reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what the Company expects to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. The inherent uncertainties of estimating reserves generally are greater with respect to reinsurance liabilities due to the diversity of development patterns among different types of reinsurance contracts, the necessary reliance on ceding companies for information regarding reported claims and differing reserving practices among ceding companies. While no assurance can be given as to future developments, management believes that adequate provision has been made for the Company's reserves for losses and loss adjustment expenses. See "Business--Reserves" and "--Regulation."

HOLDING COMPANY STRUCTURE; RELIANCE ON DIVIDENDS FROM INSURANCE SUBSIDIARIES

  Because the operations of the Company are conducted through its subsidiaries, the Company is dependent upon dividends and other payments from its subsidiaries for funds to meet its obligations and, if authorized by the Company's Board of Directors, to pay dividends on its capital stock. The insurance holding company laws of Alabama regulate the distribution of dividends and other payments to the Company by its subsidiaries. Under the applicable Alabama statutes, an insurer may pay dividends in any year in an amount not exceeding the greater of (i) 10% of statutory surplus as of the end of the preceding year and (ii) statutory net income (excluding realized capital gains and losses) for the preceding year, with larger dividends payable only upon prior regulatory approval. Such restrictions or any additional subsequently imposed restrictions may in the future affect Vesta's ability to pay principal and interest on its debt, expenses and any cash dividends to its stockholders. See "Price Range of Common Stock and Dividends" and "Business--Regulation."

REGULATION

  The Company's insurance companies are subject to regulation by government agencies in the states in which they do business. The nature and extent of such regulation vary from jurisdiction to jurisdiction, but typically involve prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, approval of premium rates for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, licensing of insurers and agents, deposits of securities for the benefit of policyholders, and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

  In addition to the regulatory supervision of the Company's insurance subsidiaries, the Company is also subject to regulation under the Alabama, Hawaii and Texas Insurance Holding Company System Regulatory Acts (the "Holding Company Acts"). The Holding Company Acts contain certain reporting requirements including those requiring the Company, as the ultimate parent company, to file information relating to its capital structure, ownership, and financial condition and general business operations of its insurance subsidiaries. The Holding Company Acts contain special reporting and prior approval requirements with respect to transactions among affiliates. The Alabama Holding Company Act is generally the most significant to the Company since it governs the Company's relationship with Vesta Fire, the Company's principal insurance subsidiary.

  Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in areas such as products liability, environmental damage and employee benefits, including pensions, workers' compensation and disability benefits. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may adversely affect the profitability of various lines of insurance and Vesta's ability to operate profitably in certain jurisdicitons. In some cases, these adverse effects on profitability can be minimized through repricing of coverages, if permitted by applicable regulations, or limitation or cessation of the affected business. See "Business--Regulation."

CERTAIN PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS

  Certain provisions of the Restated Certificate of Incorporation (the "Vesta Certificate") and Bylaws (the "Bylaws") of the Company may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a Vesta stockholder might consider to be in its best interest. Such provisions also may adversely affect prevailing market prices for the Common Stock. These provisions, among other things, (i) classify the Board of Directors of the Company into three classes, each of which will serve for staggered three-year terms, (ii) provide that a director of the Company may be removed only for cause and only by a vote of 80% of the Common Stock then outstanding, (iii) provide that only the Board of Directors or the Chairman of the Board of Directors of the Company may call special meetings of the stockholders, (iv) eliminate the ability of the stockholders to take any action without a meeting, (v) provide that the stockholders may amend or repeal the Bylaws or any of the foregoing provisions of the Certificate only by a vote of 80% of the Common Stock then outstanding and (vi) provide that the Vesta Board is authorized to create and issue rights entitling the holders thereof to purchase from Vesta shares of stock or other securities of Vesta or any other corporation. In addition, the Bylaws establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. As the Company's single largest shareholder and the holder of more than 20% of the Company's outstanding Common Stock, Torchmark can influence the outcome of matters submitted to Company shareholders, including defeating changes requiring an 80% or greater vote of Vesta's shareholders. The Company also has authorized 5,000,000 shares of Preferred Stock issuable in one or more series, with such rights, preferences and conversion or other features as the Board of Directors may designate, which could include terms that could have an anti-takeover effect. No series of Preferred Stock has been designated or issued as of the date hereof. For a description of Vesta's capital stock, see "Available Information" and "Incorporation of Certain Information by Reference."

  The Company also is subject to Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), which provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Torchmark is not subject to the limitations of
Section 203 although any purchasers of Vesta Common Stock from Torchmark or otherwise will be. Section 203 may make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents certain selected consolidated historical financial information of the Company. Such information should be read in conjunction with the Company's Consolidated Financial Statements and related notes incorporated herein by reference. The consolidated statement of operations data set forth below for the five years ended December 31, 1995, are derived from the audited Consolidated Financial Statements and related notes incorporated herein by reference. The consolidated statement of operations data presented below for the six months ended June 30, 1995 and 1996, and the balance sheet data at June 30, 1995 and 1996, are derived from unaudited consolidated financial statements which include all adjustments which management considers necessary for a fair presentation of the results of operations and the financial position for such periods. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be obtained for the entire year ending December 31, 1996. Certain items have been rounded for presentation purposes. See "Available Information" and "Incorporation of Certain Documents By Reference."

                                                                                                 SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                                JUNE 30,
                          -------------------------------------------------------------------    ------------------
                              1991          1992          1993          1994         1995          1995      1996
                          ------------  ------------  ------------  ------------  -----------    --------  --------
                            (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND PERCENTAGE DATA)             (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
 Gross Premiums
  Written...............  $    121,925  $    165,834  $    225,428  $    354,830  $   586,782    $227,338  $380,027
 Net Premiums Written...        67,019       110,069       158,953       259,710      459,228     188,281   318,003
 Net Premiums Earned....        60,704        98,383       143,810       259,952      381,802     154,231   312,271
 Net Investment Income..         7,860         7,389         8,949        12,999       17,972       8,242    11,003
 Investment Gains
  (Losses)..............           661           505            (2)         (695)         276         --        --
 Other..................           595           576           368           100          216          95        85
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Total Revenues.........        69,820       106,853       153,125       272,356      400,266     162,568   323,359
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Losses and LAE
  Incurred..............        30,455        50,279        75,369       140,281      219,091      86,312   183,004
 Policy Acquisition and
  Other Underwriting
  Expenses..............        29,631        44,503        58,281        88,295      111,806      46,686    96,711
 Amortization of
  Goodwill..............            16           --            --            --           264         --        254
 Interest Expense.......           --            --            --          1,708        5,273         854     4,990
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Total Losses and
  Expenses..............        60,102        94,782       133,650       230,284      336,434     133,852   284,959
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Income From Operations
  Before Income Tax.....         9,718        12,071        19,475        42,072       63,832      28,716    38,400
 Income Tax.............         3,006         3,805         6,531        12,843       21,133       9,264    12,750
 Change in Accounting
  (1)...................           --            --          1,939           --           --          --        --
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Net Income.............  $      6,712  $      8,266  $     14,883  $     29,229  $    42,699    $ 19,452  $ 25,650
                          ============  ============  ============  ============  ===========    ========  ========
Earnings Per Share
 before changes in
 Accounting (2).........          0.54          0.67          0.91          1.55         2.27        1.03      1.36
Earnings Per Share (2)..          0.54          0.67          1.05          1.55         2.27        1.03      1.36
Shares Used in Per Share
 Calculation (2)........        12,450        12,450        14,268        18,812       18,842      18,824    18,916
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Total Investments and
  Cash (3)..............  $    109,179  $    101,167  $    250,948  $    300,186     $422,518    $326,923  $462,688
 Total Assets (4).......       151,942       169,992       405,691       510,290      817,624     600,313   865,172
 Reserves For Losses and
  LAE (4)...............        21,919        21,976        78,285       120,980      199,314     145,166   227,811
 Short Term Debt........           --            --            --            --        15,000         --     15,000
 Long Term Debt ........           --            --         28,000        28,000       98,163      28,000    98,206
 Total Liabilities (4)..        69,669        78,378       196,588       276,415      537,005     345,442   562,257
 Stockholders' Equity
  (3)...................        82,273        91,614       209,103       233,875      280,619     254,871   302,915
CERTAIN FINANCIAL RATIOS
 AND OTHER DATA:
 GAAP
 Loss and LAE Ratio.....          50.2%         51.1%         52.4%         53.9%        57.4%       56.0%     58.6%
 Underwriting Expense
  Ratio.................          48.8          45.2          40.5          34.0         29.3        30.3      31.0
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Combined Ratio.........          99.0%         96.3%         92.9%         87.9%        86.7%       86.3%     89.6%
                          ============  ============  ============  ============  ===========    ========  ========
 SAP (5)
 Loss and LAE Ratio.....          51.4%         52.6%         51.7%         54.0%        57.2%       56.4%     58.6%
 Underwriting Expense
  Ratio.................          46.6          45.0          40.1          35.4         33.4        35.9      32.7
                          ------------  ------------  ------------  ------------  -----------    --------  --------
 Combined Ratio.........          98.0%         97.6%         91.8%         89.4%        90.6%       92.3%     91.3%
                          ============  ============  ============  ============  ===========    ========  ========
 Net Premiums Written to
  Surplus Ratio.........         1.00x         1.61x          .79x         1.22x        1.44x       1.78x     1.91x
 Surplus................  $     66,798  $     68,159  $    201,752  $    212,507  $   318,997    $211,638  $332,488
STATUTORY INDUSTRY DATA
 (6):
 Combined Ratio for
  Property and Casualty
  Insurers..............         108.8%        115.8%        106.9%        108.4%      106.3%(7)

- --------
(1) During the first quarter of 1993, Vesta adopted FASB Statement Number 109, "Accounting for Income Taxes," which resulted in a one-time addition to after-tax earnings of $2,321,000. Vesta also adopted FASB Statement No. 106, "Employers Accounting for Postretirement Benefits other than Pensions," which resulted in a one-time after tax charge to earnings of $382,000. The implementation of these standards is not expected to have a material impact on future earnings.
(2) Restated for 3-for-2 stock split in the form of a 50% stock dividend paid on January 22, 1996.
(3) On July 16, 1993, Torchmark contributed $50 million to the Company in exchange for Common Stock. On November 18, 1993, the Company completed its initial public offering of Common Stock pursuant to which the Company received approximately $51 million.
(4) Effective as of January 1, 1993, the Company adopted FASB Statement Number 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts." The prior periods have not been restated.
(5) Statutory data have been derived from the financial statements of the Company prepared in accordance with SAP and filed with insurance regulatory authorities.
(6) The statutory industry data are taken from the A. M. Best Company, Aggregates and Averages, 1996 Edition.
(7) 1995 estimate by A.M. Best Company.

                                  THE COMPANY

  The Company is a holding company for a group of property and casualty insurance subsidiaries, including Vesta Fire, which offers treaty reinsurance and primary insurance on personal and commercial risks. In both its reinsurance and primary insurance operations, the Company focuses primarily on property coverages. Gross premiums written by the Company in 1995 and the six months ended June 30, 1996, totaled $586.8 million and $380.0 million, respectively. Net premiums written by the Company in 1995 and the six months ended June 30, 1996, totaled $459.2 million and $318.0 million, respectively. Net premiums earned by the Company in 1995 and the six months ended June 30, 1996, totaled $381.8 million and $312.3 million, respectively. The Company's stockholders' equity was $280.6 million at December 31, 1995 and $302.9 million at June 30, 1996.

  The Company provides treaty reinsurance, principally through reinsurance intermediaries, to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. The reinsurance of personal and commercial property risks accounted for approximately 88% of the Company's gross reinsurance premiums written in 1995. The principal lines of business reinsured by the Company include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance. With respect to the Company's reinsurance operations, gross premiums written were $422.7 million for the year ended December 31, 1995, compared with $242.0 million for the year ended December 31, 1994, while net premiums earned were $290.7 million and $191.7 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $304.6 million while net premiums earned were $260.4 million compared to $169.2 million and $116.9 million, respectively, for the first sixt months of 1995.

  In its primary insurance operations, the Company has developed insurance products and programs to meet particular market needs. Primary insurance products offered by the Company include a variety of homeowner and dwelling insurance products, specialty commercial transportation products, commercial business coverages and certain financial services products designed to protect the interests of financial institutions in real and personal property collateral. Primary insurance products are distributed through independent agents and brokers, with the exception of certain financial services products, which are distributed through specialist agents and two managing agents. With respect to the Company's primary insurance operations, gross premiums written were $164.1 million for the year ended December 31, 1995, compared with $112.7 million for the year ended December 31, 1994, while net premiums earned were $91.1 million and $68.3 million during the same periods, respectively. For the six months ended June 30, 1996, gross premiums written were $75.4 million while net premiums earned were $51.9 million, compared to $58.1 million and $37.3 million, respectively, for the first six months of 1995.

  The combined ratio is a standard measure in the property and casualty insurance industry of a company's performance in managing its losses and expenses. Underwriting results are generally considered profitable when the combined ratio under GAAP and SAP is less than 100%. A comparison of statutory combined ratios indicates that the Company has experienced more favorable results than the average for insurance industry over the past three years.
                       COMBINED RATIO (STATUTORY BASIS)

  The following table sets forth statutory combined ratios for the Company and the statutory combined ratios for the property and casualty insurance industry as a whole for the preceding three calendar years.


                                                         1993   1994   1995
                                                         -----  -----  -----
The Company(1)..........................................  91.8%  89.4%  90.6%
Property and Casualty Industry(2)....................... 106.9% 108.4% 106.3%(3)

- --------
(1) Data have been derived from the financial statements of the Company prepared in accordance with SAP and filed with insurance regulatory authorities.
(2) The statutory industry data are taken from the A.M. Best Company, Aggregate and Averages, 1996 Edition.
(3) 1995 estimate by A.M. Best Company.

  While the industry combined ratios are the generally accepted measure for comparing results within the property and casualty insurance industry, these combined ratios do not distinguish between property and casualty companies based upon their mix of business. Unlike many property and casualty companies, the Company focuses primarily on short-tail property coverages and writes a very limited amount of longer tail casualty coverages. Long-tail insurance coverages often produce higher losses relative to the premiums charged than short-tail property insurance, which may result in lower combined ratios; however, because ultimate claims losses for longer tail coverages are slower to be reported and finally paid, companies writing a significant amount of long-tail insurance coverages may be able to derive investment income from the use of premiums paid to mitigate their higher losses.

  As of June 30, 1996, the Company held cash and investments in the amount of $462.7 million. The Company's investment portfolio at such date included $296.3 million of investment grade fixed income securities, representing 100% of its total bond portfolio. Investments in equity securities comprised 1.5% of the Company's investment portfolio as of such date. As of June 30, 1996, the Company holds no real estate in its investment portfolio. The duration of the Company's portfolio at June 30, 1996 was 2.79 years. See "Business-Investments."

  The Company's insurance subsidiaries are currently rated "A" (Excellent) by A.M. Best, which is A.M. Best's third highest rating category. A.M. Best ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors including holders of securities of Vesta, and should not be relied upon with respect to making an investment decision regarding the Common Stock of Vesta. No assurance can be given that in the future, A.M. Best will not reduce or withdraw the ratings of the Company's insurance subsidiaries because of factors, including material losses, that may or may not be within the Company's control.

  The Company was incorporated in Delaware on July 9, 1993, to be the holding company for the property and casualty insurance subsidiaries of Torchmark. Prior to its initial public offering of Common Stock in November 1993, the Company was a wholly-owned subsidiary of Torchmark. As of June 30, 1996, Torchmark held approximately 27% of the outstanding Common Stock of the Company. The Company's principal property and casualty subsidiary is Vesta Fire.

                              RECENT DEVELOPMENTS

  On August 1, 1996 the Company announced the election of two new directors to two newly created positions on its Board of Directors; Keith A. Tucker, Vice Chairman of Torchmark, and Norman L. Rosenthal, a former Managing Director with Morgan Stanley & Co. Incorporated. Vesta also announced the appointment of Mary Beth Heibein to the position of Principal Accounting Officer and Controller.

                                USE OF PROCEEDS

  The Common Stock offered hereby is beneficially owned by Torchmark. Accordingly, Vesta will not receive any of the proceeds from the sale or settlement at maturity of the PEPS by Torchmark.

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company as of June 30, 1996. This table should be read in conjunction with the Consolidated Financial Statements, related notes thereto and other financial information incorporated by reference in this Prospectus.

                                                            JUNE 30, 1996(1)
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
   Long-Term Debt:
     8 3/4% Senior Debentures due 2025.................         $ 98,206
   Total Long-Term Debt................................           98,206
   Stockholders' Equity:
     Preferred stock, 5,000,000 shares authorized, none
      issued...........................................              --
     Common stock, $.0l par value, 32,000,000 shares
      authorized, 18,919,939 shares issued.............              190
     Additional Paid in Capital........................          160,537
     Unrealized Investment Gains, Net of Applicable
      Tax..............................................            2,239
     Retained Earnings.................................          143,628
     Receivable from Issuance of Restricted Stock......           (2,803)
     Treasury Stock....................................             (875)
                                                                --------
   Total Stockholders' Equity..........................          302,915
                                                                ========
   Total Capitalization................................         $401,121
                                                                ========

- --------
(1) Vesta's capitalization will be unchanged as a result of the offering, or the settlement at maturity of the PEPS.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  Since November 11, 1993, the Common Stock has been listed on the NYSE under the trading symbol "VTA." Torchmark has advised the Company that, as of the date hereof, Torchmark owned 5,130,000 shares of the Common Stock, which represented approximately 27 percent of the outstanding shares.

  Prior to November 11, 1993, there was no established public trading market for the Common Stock. The stock began trading on November 11, 1993, at $16.67 per share (as adjusted for the Stock Split, defined below). The following table sets forth, for the individual calendar periods, the reported high and low sales prices of the Vesta Common Stock on the NYSE Composite Tape and the cash dividends per share of Vesta Common Stock. The amounts in the table below have been adjusted for a three-for-two stock split effected in the form of a 50% stock dividend to shareholders of record on January 5, 1996 (the "Stock Split").

                                                                       DIVIDENDS
PERIOD                                                     HIGH   LOW  PER SHARE
- ------                                                     ----- ----- ---------
1994:
  First Quarter........................................... 16.83 13.83   .033
  Second Quarter.......................................... 19.67 14.00   .033
  Third Quarter........................................... 21.75 17.00   .033
  Fourth Quarter.......................................... 19.00 16.33   .033
1995:
  First Quarter........................................... 21.67 18.42   .033
  Second Quarter.......................................... 22.92 20.00   .033
  Third Quarter........................................... 26.42 22.17   .033
  Fourth Quarter.......................................... 37.00 22.32   .033
1996:
  First Quarter........................................... 35.50 28.25   .038
  Second Quarter.......................................... 36.87 28.13   .038
  Third Quarter (through August  , 1996)..................

  As of August 26, 1996, there were approximately 92 record holders of Vesta Common Stock, including Cede & Co., as nominee for DTC, which holds shares of
a number of beneficial owners. On      , 1996, the last reported sale price of
Vesta Common Stock on the NYSE Composite Tape was $   per share.

  The Company's Board of Directors has established a policy of declaring regular quarterly cash dividends on the Company's Common Stock. The declaration and payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon many factors, including the Company's financial condition and earnings, the capital requirements of the Company's operating subsidiaries, legal requirements and regulatory constraints. Accordingly, there is no requirement or assurance that dividends will be declared or paid. See "Risk Factors--Holding Company Structure"; "-- Reliance on Dividends from Insurance Subsidiaries" and "--Regulation."

  Alabama, Hawaii and Texas impose restrictions on the payment of dividends to the Company by the Company's insurance subsidiaries in excess of certain amounts without prior regulatory approval. The Company does not currently expect that regulatory constraints or other restrictions will affect its ability to declare and pay the quarterly dividends contemplated by the Company's dividend policy described above.

                                    BUSINESS

  The Company is a holding company for a group of property and casualty insurance subsidiaries, including Vesta Fire, which offers treaty reinsurance and primary insurance on personal and commercial risks. In both its reinsurance and primary insurance operations, the Company focuses primarily on property coverages. Gross premiums written by the Company in 1995 and the six months ended June 30, 1996, totaled $586.8 million and $380.0 million, respectively. Net premiums written by the Company in 1995 and the six months ended June 30, 1996, totaled $459.2 million and $318.0 million, respectively. Net premiums earned by the Company in 1995 and the six months ended June 30, 1996, totaled $381.8 million and $312.3 million, respectively. The Company's stockholders' equity was $280.6 million at December 31, 1995 and $302.9 million at June 30, 1996.

  The Company provides treaty reinsurance, principally through reinsurance intermediaries, to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. The principal lines of business reinsured by the Company include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance.

  In its primary insurance operations, the Company has developed insurance products and programs to meet particular market needs. Primary insurance products offered by the Company include a variety of homeowner and dwelling insurance products, specialty commercial transportation products, commercial business coverages and certain financial services products designed to protect the interests of financial institutions in real and personal property collateral. Primary insurance products are distributed through independent agents and brokers, with the exception of certain financial services products, which are distributed through specialist agents and two managing agents.

BUSINESS STRATEGY

  The Company's strategy is to focus principally on property coverages in all of its lines of business while adjusting the mix and volume of its writings and retentions to respond to changes in market prices and to manage its risk exposures. The Company contributed a majority of the proceeds from the initial public offering of its Common Stock in 1993 and the sale of $100 million of its 8.75% Senior Debentures due 2025 in July 1995 to the capital and surplus of its insurance subsidiaries. By increasing the surplus of its insurance subsidiaries, the Company has continued to increase its sales of insurance and reinsurance. The Company has significantly increased its writings of pro rata reinsurance to capitalize on the increased demand for such reinsurance in recent years. In addition, since the end of 1992, higher prices for property catastrophe reinsurance have enabled the Company to increase and maintain its writings of catastrophe risks. The Company is also increasing its writings of selected primary insurance lines.


  Historically, the Company has made substantial use of reinsurance and retrocessional arrangements to reduce its exposure to risks and the variability of its earnings. The Company plans to continue to cede a portion of its insurance risks while using its increased capital base to increase selectively its retentions of certain property risks based on market conditions. In addition, the Company will continue its strategy to balance the geographic concentration of the risks of its primary insurance and reinsurance business. While the Company's primary insurance operations are focused principally in southeastern and southwestern states and, Hawaii, its reinsurance business is principally regional insurance companies operating outside of these areas.

LINES OF BUSINESS

  The following table provides selected historical information on a GAAP basis concerning the business written by the Company and the associated underwriting results. This data should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto. For additional information on the Company's business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes incorporated herein by reference. The historical results presented below for the six months ended June 30, 1996, are not necessarily indicative of the results that may be obtained for the entire year ending December 31, 1996. Certain items have been rounded for presentation purposes. See "Available Information" and "Incorporation of Certain Documents By Reference."

                                                                           SIX MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,                    JUNE 30,
                         ------------------------------------------------  ------------------
                           1991      1992      1993      1994      1995      1995      1996
                         --------  --------  --------  --------  --------  --------  --------
                                   (DOLLARS IN THOUSANDS, EXCEPT RATIO DATA)
REINSURANCE
 Gross Premiums
  Written............... $ 55,490  $ 84,007  $126,332  $242,030  $422,711  $169,233  $304,637
 Net Premiums Written...   27,333    61,686    96,181   193,136   358,289   151,740   262,058
 Net Premiums Earned....   23,665    54,491    89,356   191,700   290,657   116,909   260,417
 Loss Ratio.............     49.6%     50.0%     50.1%     50.5%     58.9%     55.3%     60.7%
PRIMARY INSURANCE
Personal
 Gross Premiums
  Written............... $ 36,432  $ 51,155  $ 64,300  $ 63,658  $105,643  $ 29,983  $ 51,952
 Net Premiums Written...   21,536    30,608    42,580    28,626    52,157    14,329    40,927
 Net Premiums Earned....   20,107    24,696    36,316    39,223    44,796    15,486    32,821
Commercial
 Gross Premiums
  Written...............   30,003    30,672    34,796    49,018    58,428    30,903    23,438
 Net Premiums Written...   18,150    17,775    20,192    37,948    48,782    22,212    15,018
 Net Premiums Earned....   16,932    19,196    18,138    29,028    46,349    21,836    19,033
Total Primary
 Gross Premiums
  Written...............   66,435    81,827    99,096   112,676   164,071    58,105    75,390
 Net Premiums Written...   39,686    48,383    62,772    66,574   100,939    36,539    55,945
 Net Premiums Earned....   37,039    43,892    54,454    68,252    91,145    36,950    51,854
 Loss Ratio.............     50.6%     52.5%     56.2%     64.3%     52.6%     57.9%     48.0%
COMBINED
 Gross Premiums
  Written............... $121,925  $165,834  $225,428  $354,830  $586,782  $227,338  $380,027
 Net Premiums Written...   67,019   110,069   158,953   259,710   459,228   188,281   318,003
 Net Premiums Earned....   60,704    98,383   143,810   259,952   381,802   154,231   312,271
 Loss Ratio.............     50.2%     51.1%     52.4%     53.9%     57.4%     56.0%     58.6%
 Expenses Ratio.........     48.8%     45.2%     40.5%     34.0%     29.3%     30.3%     31.0%
 Combined Ratio.........     99.0%     96.3%     92.9%     87.9%     86.7%     86.3%     89.6%

REINSURANCE

  Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) all or a portion of a risk or risks that the ceding company has assumed under the insurance policy or policies it has issued. A ceding company may purchase reinsurance for any number of reasons including, to obtain, through the reduction of its liabilities, greater underwriting capacity than its own capital resources would support, to stabilize its underwriting results, to protect against catastrophic loss, to withdraw from a line of business, and to manage risk when entering a line of business.

  Reinsurance can be written on either a pro rata or excess of loss basis. Under pro rata reinsurance, the reinsurers, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnify the ceding company against a predetermined portion or share of the losses and LAE of the ceding company under the covered primary policy or policies. Under excess of loss reinsurance, the reinsurer indemnifies the ceding company against all or a specified portion of losses and LAE on underlying insurance policies in excess of a specified dollar amount, known as the ceding company's retention, subject to a negotiated policy limit. Catastrophe reinsurance is a form of excess of loss property reinsurance which indemnifies the ceding company for losses resulting from a particular catastrophic event. Excess of loss reinsurance is often written in layers, with one or a group of reinsurers taking the risk from the ceding company's retention layer up to a specified amount, at which point either another reinsurer or a group of reinsurers takes the excess liability or it remains with the ceding company. The reinsurer acquiring the risk immediately above the ceding company's retention layer is said to write working or low layer reinsurance. A loss that reaches just beyond the primary insurer's retention layer will create a loss for the working layer reinsurers but not for the reinsurers on the higher layers.

  Premiums that the ceding company pays to the reinsurer for excess of loss coverage are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk. Excess of loss coverage is priced separately and distinctly from the pricing employed by the ceding company in connection with its risk since the probability of loss is different for the reinsurer than the ceding company. Accordingly, excess of loss contracts may increase flexibility to determine premiums for reinsurance. In contrast, in pro rata reinsurance, premiums that the ceding company pays to the reinsurer are proportional to the premiums that the ceding company receives, consistent with the proportional sharing of risk, and the reinsurer generally pays the ceding company a ceding commission. Generally, the ceding commission is based upon the ceding company's cost of obtaining the business being reinsured (i.e., commissions, premium taxes, assessments and miscellaneous administrative expenses).

  There are two basic types of reinsurance agreements, treaties and facultative certificates. Facultative reinsurance involves the reinsuring of an individual risk while treaty reinsurance is automatic reinsurance (which may be written pro rata or excess of loss), whereby the ceding company is obligated to cede and the reinsurer is obligated to accept from the ceding company certain risks or classes of risks. Occurrence catastrophe reinsurance is a form of treaty reinsurance.

  Substantially all of the reinsurance that the Company currently writes is on personal and commercial property risks. Management believes there are certain advantages in emphasizing the writing of property reinsurance over casualty reinsurance, the most significant of which is that ultimate property claims losses generally can be determined more quickly than ultimate casualty claims losses. Long-tail reinsurance, such as certain casualty coverages, frequently are slower to be reported and finally determined. However, the earnings of property insurers are affected by unpredictable catastrophic events. See "Risk Factors--Factors Affecting Industry Performance; Property Catastrophe Risks." In addition, a continuing increase in the severity of catastrophic losses as well as various other market forces could affect the Company's ability to buy adequate retrocessional coverage and thereby necessitate a reduction of the Company's reinsurance business to a level appropriate for the retrocessional protection available. See "Risk Factors--Reinsurance Considerations."

  The Company's mix of reinsurance business on a gross premiums written basis is set forth in the following table for the periods indicated:

                 DISTRIBUTION OF REINSURANCE PREMIUMS WRITTEN

                                     (IN THOUSANDS, EXCEPT RATIO DATA)
                                          YEARS ENDED DECEMBER 31,
                         -------------------------------------------------------------
TYPE OF REINSURANCE          1992            1993            1994            1995
- -------------------      -------------  --------------  --------------  --------------
Property Reinsurance
  Pro Rata.............. $68,566  81.6% $ 93,730  74.2% $181,777  75.1% $330,486  78.2%
  Catastrophe...........  12,044  14.3    23,995  19.0    43,982  18.2    38,417   9.1
  Excess Risk...........     966   1.2     2,378   1.9     4,203   1.7     2,454   0.6
                         ------- -----  -------- -----  -------- -----  -------- -----
    Total Property......  81,576  97.1   120,103  95.1   229,962  95.0   371,357  87.9
Casualty Reinsurance
  Auto Liability........   1,498   1.8     5,001   4.0     9,450   3.9    49,118  11.6
  Other Casualty(l).....     933   1.1     1,228   0.9     2,618   1.1     2,236   0.5
                         ------- -----  -------- -----  -------- -----  -------- -----
    Total Casualty......   2,431   2.9     6,229   4.9    12,068   5.0    51,354  12.1
                         ------- -----  -------- -----  -------- -----  -------- -----
    Total Reinsurance... $84,007 100.0% $126,332 100.0% $242,030 100.0% $422,711 100.0%
                         ======= =====  ======== =====  ======== =====  ======== =====

- --------
(1) Estimated casualty portion of total reinsurance excluding Auto Liability.

  The Company seeks to adjust its reinsurance activities in response to changing conditions in the reinsurance markets. The Company significantly increased the writings of pro rata reinsurance during the year ended December 31, 1995, principally for smaller companies seeking to obtain additional underwriting capacity and protection against catastrophic loss. In addition the Company's current strategy is to maintain its property catastrophe reinsurance to take advantage of continuing attractive pricing of occurrence catastrophe reinsurance resulting from the unusual level of catastrophic losses experienced between 1989 and 1995, which included major hurricanes, earthquakes, numerous severe winter storms and several severe hail storms, and the resulting decline in catastrophic reinsurance and retrocessional capacity.

  The principal lines of business reinsured by the Company include homeowner and commercial property coverages, non-standard automobile insurance and collateral protection insurance. For 1995, homeowner and commercial property insurance business comprised approximately 53% of gross reinsurance premiums written, non-standard automobile insurance comprised approximately 40% of gross reinsurance premiums written and collateral protection insurance comprised approximately 7% of gross reinsurance premiums written. The Company writes a small amount of casualty reinsurance for certain of its property reinsurance clients. Casualty reinsurance risks assumed by the Company consist largely of non-standard automobile liability insurance as well as liability coverages provided under homeowner and commercial multi-peril policies. The Company writes reinsurance solely under treaty contracts and does not currently write any reinsurance under facultative certificates.

  The Company provides reinsurance to small and medium-sized regional insurance companies located primarily in the southwestern, midwestern and northeastern United States. Most of the Company's reinsurance business is produced through major reinsurance intermediaries in the United States. The Company's reinsurance operation currently does business through approximately 30 intermediaries, five of which were responsible for approximately 78% of the division's premium volume during 1995.

PRIMARY INSURANCE BUSINESS

  In its primary insurance operations, the Company has sought to identify market opportunities and develop insurance products to meet particular market needs. The Company's primary insurance operations are focused primarily on selected personal and commercial insurance lines as well as on financial services products consisting of certain collateral protection insurance policies for financial institutions. As in its reinsurance operations, the Company emphasizes property coverages, although the Company generally provides comprehensive personal liability coverage as part of its homeowner products and general liability coverage as part of its business owners policies for small to medium-sized businesses.

  The Company's independent agents may bind insurance coverages only in accordance with guidelines established by the Company. The Company promptly reviews all coverages bound by its agents and a decision is made as to whether to continue such coverages. Because of the broad base of the Company's independent agency force, the contractual limitation on their authority to bind coverage and the Company's review procedures, the Company does not believe that the authority of its agents to bind the Company presents any material risk to the Company and its operations.

 Personal Lines

  The Company's personal lines business relates primarily to the insurance of houses and other dwellings as well as their contents. The Company offers insurance products for a wide range of homes, but (excluding The Hawaiian Insurance and Guaranty Company, Ltd., "HIG") emphasizes lower value dwellings (dwellings valued up to $50,000) and standard dwellings (dwellings valued from $50,000 to $150,000) that typically have attractive profit margins.

  The Company also provides specialty products protecting collateral and repossessed property of financial institutions. Certain of these products are designed to protect the interests of financial institutions against physical damage to private passenger automobiles and the other personal property in those cases where the borrower fails to insure the collateral in accordance with a loan agreement. The Company also has mortgage security products that are designed to protect the interest of the mortgagee and mortgagor (borrower) caused by the mortgagor's failure to obtain property insurance on the mortgaged property. Coverage is also provided for properties that are in the process of foreclosure.

  On December 31, 1994, the Company purchased a 75% pro rata reinsurance contract on its homeowners and dwelling lines of business (excluding Hawaii) produced through independent agents and also on its homeowners and dwelling lines of business in the financial services business. This reinsurance contract has enabled the Company to manage more efficiently the risks and catastrophe exposures of the homeowners and dwelling lines of business.

  It has been the Company's policy generally not to underwrite personal lines business within one hundred miles of a coastline (except for Florida, where the minimum distance is 10 miles, and Hawaii) in order to limit its exposure to typical coastal occurrences such as hurricanes and other types of storms. The Company continually monitors and controls its business in order to prudently manage its risk in areas with significant exposure to natural disasters. See "Risk Factors--Factors Affecting Industry Performance; Property Catastrophe Risks" and "Business--Regulation."

  The Company currently markets its insurance products for personal lines through independent agencies. The Company believes its marketing of its personal lines products has benefited from the Company's "A" A.M. Best rating. See "Risk Factors--Competition; Ratings."

  The Company has offered homeowner and dwelling policies through independent agencies since 1988. The Company is currently marketing such policies through agencies in 18 states. The Company employs marketing representatives to maintain and expand its agency relationships in its personal lines business. In addition, the Company pays what it believes to be competitive commission rates to its agents and has established a profit sharing plan for agencies, which is based on volume of premiums and loss ratios of risks written.

  The Company's financial services products are sold to financial institutions. Most of the financial services products written by the Company are marketed and serviced through Overby-Seawell Company, a managing general agency located in Atlanta, Georgia ("Overby-Seawell"). The Company and Overby-Seawell entered into an Agency Agreement as of July 27, 1990 (the "Agency Agreement"), pursuant to which Overby-Seawell was appointed as a representative for the marketing and underwriting of the Company's financial services products. Under the Agency Agreement, Overby-Seawell has the authority to collect premiums and is responsible for the supervision, adjustment and payment of all claims arising under contracts governed by the Agency Agreement. In addition, Overby-Seawell has certain limited authority to issue and execute financial services insurance contracts on behalf of the Company without obtaining the Company's prior approval.

  Underwriting of personal lines business is centralized and performed by the Company's underwriting staff in accordance with specific underwriting authority related to the acceptability of each risk for the appropriate program profile. Management information reports are utilized to measure risk selection and pricing in order to control underwriting performance. The principal underwriting criteria for personal property coverages is a financially stable owner with a well-maintained property. Rates for lower valued properties are surcharged to reflect risk characteristics. Within certain limited authority, the agents of the Company are authorized to write policies without approval from the Company.

 Commercial Lines

  The Company provides commercial insurance products covering selected commercial business and transportation risks. While the commercial business and transportation products offered by the Company include a liability component, the Company's commercial lines products are focused predominantly on property and physical damage coverages.

  The Company offers property insurance protection for shopping centers, general retail outlets, apartment buildings and motorcycle dealerships. The Company also provides business owners policies, primarily to small and medium-sized businesses, which provide comprehensive coverage under one policy, including coverage for vehicles used in business, property insurance for buildings, equipment, inventory and contents, and general liability insurance for risks associated with business premises.

  The Company has designed a complementary group of insurance products for the trucking industry. These products are offered to independent owner-operators of trucks and small fleets to cover physical damage, non-trucking liability and cargo risks. Physical damage protection is the principal product written by the Company in this line of business. The Company offers non-trucking liability (which insures nonbusiness use of the vehicle by owner-operators) and cargo insurance as supplementary products to physical damage coverages.

  The Company's commercial lines products are offered in 47 states. The Company uses marketing representatives to market its commercial lines products to agencies and brokers. These marketing representatives are employees of the Company and are located in areas in which the Company operates and targets business development. Transportation products are marketed through agencies which specialize in this line of business. The Company believes that its "A" A.M. Best rating and the commissions and profit sharing arrangements it provides to contracted agents have been important factors in the Company's ability to access and maintain profitable commercial property-casualty and transportation business.

  Underwriting of the Company's commercial business and transportation products is centralized and performed by the Company's underwriting staff in accordance with specific underwriting authority based upon the experience and knowledge level of each underwriter. Risks that are perceived to be more complex are underwritten by the more experienced staff and reviewed by management.

  Many underwriting factors are examined for the commercial business line, such as quality of construction, occupancy and protection against fire and other hazards. Additionally, a critical underwriting element is the financial condition of the owners.

  Transportation underwriting is heavily concentrated on a review of the driver, including the driver's record and experience. However, other factors are also considered, such as, in the case of cargo insurance, susceptability to damage and theft exposure.

  Limited binding authority is provided to contracted agents, but only for risks which have been underwritten, priced and accepted by an authorized underwriter of the Company or risks which qualify under specific and pre-set guidelines and rate parameters established for a specified class of products.

REINSURANCE CEDED

  The Company seeks to manage its risk exposure through the purchase of reinsurance, including retrocessional placements for its reinsurance business. The Company obtains reinsurance principally to reduce its net liability on individual risks and to provide protection for individual loss occurrences, including catastrophic losses, and to stabilize its underwriting results. In exchange for reinsurance, the Company pays to its reinsurers a portion of the premiums received under the reinsured policies. While the assuming reinsurer is liable for losses to the extent of the coverage ceded, reinsurance does not legally discharge the Company from primary liability for the full amount of the policies ceded.

  The Company purchases reinsurance separately for its primary insurance business lines and its reinsurance business. Gross premiums ceded for 1994 were $95.1 million, which constituted 26.8% of the gross premiums written, and for 1995, were $127.6 million, which constituted 21.7% of the gross premiums written. While the Company seeks to reinsure a significant portion of its property catastrophe risks, there can be no assurance that losses experienced by the Company will be within the coverage limits of the Company's reinsurance and retrocessional programs.

  The availability and cost of reinsurance and retrocessional coverage may vary significantly over time and are subject to prevailing market conditions. While the Company's ability to place reinsurance and retrocessional risks has not been affected significantly to date by changing market conditions, the Company may be required to increase the amount of its net exposures or reduce its premium writings. In addition, the Company's ability to increase its sales of property catastrophe reinsurance will depend on the availability of retrocessional capacity. See "Risk Factors--Reinsurance Considerations."

  The Company seeks to evaluate the credit quality of the reinsurers and retrocessionaires to which it cedes business. No assurance can be given regarding the future ability of any of the Company's reinsurers to meet their obligations. Among the insurers to which the Company cedes reinsurance are Underwriters at Lloyd's, London, a collection of underwriters, known as "Names," who group together annually to form syndicates. In recent years Lloyd's has reported substantial losses which have had deleterious effects on Lloyd's in general, and on certain syndicates in particular. In addition, there has been a decrease in underwriting capacity of Lloyd's syndicates in recent years. The substantial losses and other adverse developments could affect the ability of certain syndicates to continue to trade and the ability of insureds to continue to place business with particular syndicates. It is not possible to predict what effects the circumstances described above may have on Lloyd's and the Company's contractual relationship with Lloyd's syndicates in future years. See "Risk Factors--Reinsurance Considerations."

CLAIMS

  Claims arising under the policies and treaties issued or reinsured by the Company are managed by the Company's Claims Department. When the Company receives notice of a loss, its claims personnel open a claim file and establish a reserve with respect to the loss. All claims are reviewed and all payments are made by the Company's employees, with the exception of claims on certain collateral protection products, which are adjusted by a managing general agency and periodically audited by the Company's claims personnel. See "--Primary Insurance."

  Most personal lines claims are adjusted and paid by staff claims adjusters. Management believes that utilizing the Company's trained employee adjusters permits faster, more efficient service at a lower cost.

  Claims settlement authority levels are established for each adjuster or manager based upon such employee's ability and level of experience. Upon receipt, each claim is reviewed and assigned to an adjuster or manager based upon the type of claim. Claims-related litigation is monitored by a home office litigation supervisor. The Company emphasizes prompt, fair and equitable settlement of meritorious claims, adequate reserving for claims and controlling of claims adjustment and legal expenses.

RESERVES

  The Company's insurance subsidiaries are required to maintain reserves to cover their estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, the Company would have to increase such reserves and incur a charge to earnings in the period such reserves are increased which could have a material adverse effect on the Company's results of operations and financial condition. The establishment of appropriate reserves is an inherently uncertain process and there can be no assurance that ultimate losses will not materially exceed the Company's loss reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what the Company expects to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. The inherent uncertainties of estimating reserves generally are greater with respect to reinsurance liabilities due to the diversity of development patterns among different types of reinsurance contracts, the necessary reliance on ceding companies for information regarding reported claims and differing reserving practices among ceding companies.

  With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provision relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new data become available, appropriate adjustments are made to reserves.

  For incurred but not reported ("IBNR") losses, a variety of methods have been developed in the insurance industry for determining estimates of loss reserves. One common method of actuarial evaluation, which is used by the Company, is the loss development method. This method uses the pattern by which losses have been reported over time and assumes that each accident year's experience will develop in the same pattern as the historical loss development. The Company also relies on industry data to provide the basis for reserve analysis on newer lines of business (lines written less than 3 years).

  Provisions for inflation are implicitly considered in the reserving process. For GAAP purposes, the Company's reserves are carried at the total estimate for ultimate expected loss without any discount to reflect the time value of money.

  Reserves are computed by the Company based upon actuarial principles and procedures applicable to the lines of business written by the Company. These reserve calculations are reviewed regularly by management, and, as required by state law, the Company engages annually an independent actuary to express an opinion as to the adequacy of statutory reserves established by management, which opinions are filed with the various jurisdictions in which the Company is licensed. Based upon the practice and procedures employed by the Company, management believes that the Company's reserves are adequate. See "Risk Factors--Adequacy of Loss Reserves."

  The following table provides a reconciliation of beginning and ending liability balances on a GAAP basis for the years indicated:

                                                       YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
                                                      ------- -------- --------
                                                       (DOLLARS IN THOUSANDS)
Losses and LAE reserves at beginning of year......... $21,976 $ 78,285 $120,980
Losses and LAE incurred:
  Provision for losses and LAE for claims occurring
   in current year...................................  74,750  139,253  217,293
  Increase (decrease) in reserves for claims
   occurring in prior years..........................     619    1,028    1,798
                                                      ------- -------- --------
    Total............................................  75,369  140,281  219,091
                                                      ======= ======== ========
Losses and LAE payments for claims incurred:
Current year.........................................  52,482   78,907   92,924
Prior years..........................................  10,216   18,679   47,833
                                                      ------- -------- --------
Total................................................  62,698   97,586  140,757
                                                      ------- -------- --------
Losses and LAE reserve liability.....................  34,647  120,980  199,314
  Gross-up of amounts netted against reinsurance
   recoverable(1)....................................  43,638      --       --
                                                      ------- -------- --------
Losses and LAE reserve liability at end of year...... $78,285 $120,980 $199,314
                                                      ======= ======== ========

- --------
(1) As required by FASB Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

  The reconciliation between statutory basis and GAAP basis reserves for each of the three years in the period ended December 31, 1995 is shown on the following table.

             RECONCILIATION OF RESERVES FOR UNPAID LOSSES AND LAE
                      FROM STATUTORY BASIS TO GAAP BASIS

                                                   YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1993      1994      1995
                                                  -------  --------  --------
                                                   (DOLLARS IN THOUSANDS)
Statutory reserves............................... $36,453  $ 79,176  $150,818
Adjustments for salvage and subrogation..........  (1,806)   (1,845)   (1,273)
Gross-up of amounts netted against reinsurance
 recoverable                                       43,638    43,649    49,769
                                                  -------  --------  --------
Reserves on a GAAP basis......................... $78,285  $120,980  $199,314
                                                  =======  ========  ========

  The following table shows the development of the reserves for unpaid losses and loss adjustment expenses from 1985 through 1995 for the Company's insurance subsidiaries on a GAAP basis excluding amounts netted against reinsurance recoverable. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years. This reflects the estimated amounts of losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including losses incurred but not yet reported to the Company. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundance (deficiency) exists when the reestimated liability at each December 31 is less (greater) than the prior liability estimate. The "cumulative redundance (deficiency)" depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

                                                            YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------------------
                             1985     1986    1987    1988     1989     1990     1991    1992     1993     1994      1995
                            -------  ------- ------- -------  -------  -------  ------- -------  -------  -------  --------
                                                             (DOLLARS IN THOUSANDS)
Liability for unpaid
 losses and LAE...........  $27,490  $43,885 $44,597 $40,837  $32,861  $27,823  $21,919 $21,976  $34,647  $77,331  $149,545
Paid (cumulative) as of
 One year later...........   10,193   16,868   7,706  19,730   19,611   11,864   11,890  10,216   18,679   48,007
 Two years later..........   15,796   22,899  22,139  28,475   24,063   16,078   13,968  13,712   24,153
 Three years later........   19,456   26,628  30,405  32,443   27,692   17,062   15,362  14,074
 Four years later.........   21,299   32,181  32,783  34,549   28,699   17,829   15,671
 Five years later.........   20,831   33,826  34,704  35,564   29,265   18,047
 Six years later..........   22,038   35,640  35,513  36,073   29,366
 Seven years later........   23,468   36,415  36,033  36,449
 Eight years later........   24,095   37,110  36,361
 Nine years later.........   24,677   37,427
 Ten years later..........   24,919
Liability reestimated as
 of
 End of year..............   27,490   43,885  44,597  40,837   32,861   27,823   21,919  21,976   34,647   77,331   149,545
 One year later...........   28,114   43,757  43,721  42,097   34,078   28,779   21,853  22,595   35,714   79,128
 Two years later..........   30,293   42,782  43,869  42,702   33,304   29,431   21,273  22,495   35,310
 Three years later........   29,508   43,042  44,541  42,665   33,851   28,467   20,902  22,068
 Four years later.........   29,512   43,165  44,181  42,493   33.663   28,316   20,537
 Five years later.........   29,599   43,745  43,170  42,330   33,444   28,027
 Six years later..........   29,341   43,619  42,987  42,149   33,113
 Seven years later........   29,205   43,431  42,901  42,090
 Eight years later........   29,096   43,497  42,847
 Nine years later.........   29,121   43,471
 Ten years later..........   29,101
Cumulative
 redundance/(deficiency)..   (1,611)     414   1,750  (1,253)    (252)    (204)   1,382     (92)    (663)  (1,797)

  As the table above indicates, due to the short tail nature of the Company's business, its claim payout pattern closely tracks increases and decreases in its premium volume.

  The Company reinsured a number of casualty risks in the early 1980's which could result in claims for coverage of asbestos related and other environmental impairment liabilities to the extent that such liabilities were not excluded from the underlying policies. The attachment points in reinsurance treaties relating to these risks are relatively high, and the Company's percentage participation in the layers of reinsurance in which it participates is relatively low. In addition, the Company carries reinsurance which would mitigate the effect of any losses under these treaties. While there exists a possibility that the Company could suffer material loss in the event of a high number of large losses under these treaties, this is unlikely in management's judgment. Management's judgment is based upon, among other things, its experience in the property insurance industry generally, the length of time that has elapsed since these particular treaties were entered into, and the fact that, to management's knowledge, the Company has received no notices of any material environmental claims under these treaties.

INVESTMENTS

  The Company's investment portfolio consists primarily of investment grade fixed marketable income securities. WRAMCO, a subsidiary of Torchmark, provides investment advisory services to the Company subject to investment policies and guidelines established by Vesta's management. The Company's cash and investments at June 30, 1996, totaled approximately $462.7 million and were classified as follows:

                                                  AMOUNT AT WHICH       % OF
       TYPE OF INVESTMENT                      SHOWN ON BALANCE SHEET PORTFOLIO
       ------------------                      ---------------------- ---------
                                               (DOLLARS IN THOUSANDS)
     Cash and short-term investments..........        $158,541           34.4%
     United States Government securities......          31,605            6.8
     Mortgage-backed securities...............           8,517            1.8
     Corporate bonds..........................          91,598           19.8
     Foreign government.......................           2,013            0.4
     Municipal bonds..........................         163,386           35.3
     Equity securities........................           7,028            1.5
                                                      --------          -----
       Total..................................        $462,688          100.0%
                                                      ========          =====

  The amortized cost and market value of the fixed maturities portfolio, classified by category, as of June 30, 1996, was as follows:

                                                     AMORTIZED COST MARKET VALUE
                                                     -------------- ------------
                                                       (DOLLARS IN THOUSANDS)
     United States Government securities............    $ 31,423      $ 31,605
     Mortgage-backed securities.....................       8,708         8,517
     Municipal bonds................................     163,201       163,386
     Foreign government.............................       2,000         2,013
     Corporate bonds................................      91,007        91,598
                                                        --------      --------
       Total........................................    $296,339      $297,119
                                                        ========      ========

  The composition of the fixed maturities portfolio, classified by Moody's Investors Service Inc. rating as of June 30, 1996, was as follows:

                                                       AMORTIZED COST % OF TOTAL
                                                       -------------- ----------
                                                        (DOLLARS IN THOUSANDS)
     Aaa..............................................    $127,400       43.0%
     Aa...............................................      27,158        9.2
     A................................................     133,500       45.0
     Baa..............................................       7,067        2.4
     Nonrated.........................................       1,214        0.4
                                                          --------      -----
       Total..........................................    $296,339      100.0%
                                                          ========      =====

  The NAIC has a bond rating system that assigns securities to classes called "NAIC designations" that are used by insurers when preparing their annual statutory financial statements. The NAIC assigns designations to publicly-traded as well as privately-placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being of the highest quality. As of June 30, 1996, all of the Company's fixed maturities portfolio, measured on a statutory carrying value basis, was invested in securities rated in class 1 by the NAIC, which are considered investment grade.

  As of June 30, 1996, none of the Company's fixed maturities portfolio was invested in securities that were rated below investment grade. Less than 2% of the Company's assets were invested in equity securities, and less than 2% of the Company's assets were invested in collateralized mortgage obligations secured by residential mortgages. The duration of the Company's portfolio at June 30, 1996, was 2.79 years.

  In 1994, the Company designated approximately 36% of its total investment portfolio as available for sale. In 1995, the Financial Accounting Standards Board permitted companies to reclassify debt securities from held to maturity to available for sale. The Company took this opportunity to reclassify all of its held to maturity as available for sale. Accordingly, in 1995, securities available for sale totaled approximately $316.6 million or 100% of total investments. The Company may sell all or a portion of these securities depending on future liquidity needs. In 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, the securities are carried at market value with the unrealized gains and losses included in stockholders' equity.

REGULATION

  The Company's insurance companies are subject to regulation by government agencies in the states in which they do business. The nature and extent of such regulation vary from jurisdiction to jurisdiction, but typically involve prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with any of its affiliates, approval of premium rates for many lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, licensing of insurers and agents, deposits of securities for the benefit of policyholders, and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than the holders of securities issued by such insurance companies or their parent holding companies.

  In addition to the regulatory supervision of the Company's insurance subsidiaries, the Company is also subject to regulation under the Alabama, Hawaii and Texas Insurance Holding Company System Regulatory Acts (the "Holding Company Acts"). The Holding Company Acts contain certain reporting requirements including those requiring the Company, as the ultimate parent company, to file information relating to its capital structure, ownership, and financial condition and general business operations of its insurance subsidiaries. The Holding Company Acts contain special reporting and prior approval requirements with respect to transactions among affiliates. The Alabama Holding Company Act is generally the most significant to the Company since it governs the Company's relationship with Vesta Fire, the Company's principal insurance subsidiary.

  Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in areas such as products liability, environmental damage and employee benefits, including pensions, workers' compensation and disability benefits. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may adversely affect the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized through repricing of coverages, if permitted by applicable regulations, or limitation or cessation of the affected business.

  Restrictions on Dividends to Stockholders. The Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions, generally applicable to each insurance company in its state of incorporation, which limit the amount of dividends or distributions by an insurance company to its stockholders. The restrictions are generally based on certain levels of surplus, investment income and operating income, as determined under statutory accounting practices. Alabama law permits dividends in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of (i) 10% of statutory surplus as of the end of the preceding year or (ii) the statutory net income (excluding realized capital gains and losses) for the preceding year, with larger dividends payable only after receipt of prior regulatory approval. Certain other extraordinary transactions between an insurance company and its affiliates, including sales, loans or investments which in any twelve-month period aggregate more than either 3% of its admitted assets or 25% of its statutory surplus, whichever is less, also are subject to prior approval by the Alabama Department of Insurance. Future dividends from the Company's subsidiaries may be limited by business and regulatory considerations. However, based upon restrictions presently in effect, the maximum amount available for payment of dividends to the Company by its insurance subsidiaries during 1996 without prior approval of regulatory authorities is approximately $32 million.

  Insurance Regulation Concerning Change or Acquisition of Control. Certain subsidiaries of the Company are domestic property and casualty insurance companies organized under the insurance codes of Alabama, Hawaii and Texas (the "Insurance Codes"). The Insurance Codes contain provisions to the effect that the acquisition or change of "control" of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulatory authority. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file with the relevant insurance regulatory authority an application for change of control (commonly known as a "Form A") containing certain information required by statute and published regulations and provide a copy of such Form A to the domestic insurer. In Alabama, control is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote or holds proxies representing 5% or more of the voting securities of any other person. In Texas and Hawaii, control is presumed to exist if any person, directly or indirectly, or with members of the person's immediate family, owns, controls, or holds with the power to vote, or if any person other than a corporate officer or director of a person holds proxies representing, 10% or more of the voting securities of any other person. For a discussion of the treatment of holders of the PEPS under the insurance codes, reference should be made to the Torchmark Prospectus. In the absence of regulatory approval or receipt of an exemption, holders of a substantial number of PEPS may be required to dispose of PEPS (or shares of Vesta Common Stock acquired upon settlement of any Purchase Contract) prior to the Settlement Date or any Acceleration Date. Torchmark has informed Vesta that the Alabama Insurance Commissioner has advised Torchmark that any person who holds more than 5% of the outstanding shares of Vesta Common Stock, including shares receivable upon settlement of the PEPS, must agree in writing at the time of purchase of such PEPS that it cannot directly or indirectly own, control, hold or have the right to acquire in any manner 10% or more of the total outstanding shares of Vesta Common Stock without the prior approval of the Alabama Insurance Commissioner.

  In addition, many state insurance regulatory laws contain provisions that require pre-notification to state agencies of a change in control of a non-domestic admitted insurance company in that state. While such prenotification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize issuance of a cease and desist order with respect to the non-domestic admitted insurer if certain conditions exist such as undue market concentration.

  Any future transactions that would constitute a change in control of the Company would also generally require prior approval by the Insurance Department of Alabama, Hawaii and Texas and would require preacquisition notification in those states which have adopted preacquisition notification provisions and wherein the insurers are admitted to transact business. Such requirements may deter, delay or prevent certain transactions affecting the control of the Company or the ownership of the Common Stock, including transactions that could be advantageous to the stockholders of the Company.

  Membership in Insolvency Funds and Associations; Mandatory Pools. Most states require property and casualty insurers to become members of insolvency funds or associations which generally protect policyholders against the insolvency of an insurer writing insurance in the state. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written by a member in that state. Assessments against Vesta from guarantee funds were $583,931, $749,927 and $361,788, respectively, for 1993, 1994 and 1995. Most of these payments are recoverable through future policy surcharges and premium tax reductions.

  The Company is also required to participate in various mandatory insurance facilities or in funding mandatory pools, which are generally designed to provide insurance coverage for consumers who are unable to obtain insurance in the voluntary insurance market. Among the pools in which the Company participates are those established in coastal states to provide windstorm and other similar types of property coverage. These pools typically require all companies writing property insurance in the state for which the pool has been established to fund deficiencies experienced by the pool based upon each company's relative premium writings in that state, with any excess funding typically distributed to the participating companies on the same basis. To the extent that these assessments are not covered by the Company's reinsurance treaties, they may have an adverse effect on the Company. Total assessments accrued (or distributions received) by the Company from all such facilities were $55,183, $(1,618) and $636,767, respectively, for 1993, 1994 and 1995.

  Various states in which the Company is doing business have established certain shared market facilities with respect to the coverage of windstorm and hurricane losses in the state. The Company is subject to assessments under these facilities up to certain prescribed limits (which are generally based on its share of the property insurance market in the state) if funds in the state facility are inadequate to pay such losses on insured risks. Such assessments generally have been treated as a catastrophic loss under the Company's catastrophe reinsurance programs.

  During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to deal with the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations include (i) the creation of "market assistance plans" under which insurers are induced to provide certain coverages, (ii) restrictions on the ability of insurers to cancel certain policies in mid-term, (iii) advance notice requirements or limitations imposed for certain policy nonrenewals and
(iv) limitations upon or decreases in rates permitted to be charged.

  Risk-Based Capital Requirements. The NAIC adopted risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula which attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potential weakly capitalized companies. Under the formula, a company determines its "risk-based capital" ("RBC") by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). Risk-based capital rules provide for different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its "authorized control level" ("ACL") of RBC. Based on calculations made by the Company, the risk-based capital levels for each of the Company's insurance subsidiaries did not trigger regulatory attention.

  Effect of Federal Legislation. Although the federal government does not directly regulate the business of insurance, federal initiatives often affect the insurance business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include federal government participation in asbestos and other product liability claims, pension regulation (ERISA), examination of the taxation of insurers and reinsurers, minimum levels of liability insurance and automobile safety regulations.

  NAIC-IRIS Ratios. The NAIC has developed its Insurance Regulatory Information System ("IRIS") to assist state insurance departments in identifying significant changes in the operations of an insurance company, such as changes in its product mix, large reinsurance transactions, increases or decreases in premiums received and certain other changes in operations. Such changes may not result from any problems with an insurance company but merely indicate changes in certain ratios outside ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside "normal ranges," state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted.

  In 1995, Vesta Fire had two ratios which varied unfavorably from the "usual value" range as follows:

          RATIO                                   USUAL RANGE  VESTA FIRE RATIO
          -----                                   -----------  ----------------
     Change in Net Writings......................   33 to (33)        81
     Change in Surplus........................... (10) to  50         57

  The Change in the Net Writings Ratio was impacted by Vesta Fire's increase in net premiums written from approximately $260 million in 1994 to $470 million in 1995, resulting in a ratio outside the usual range. Additionally, Vesta Fire's surplus increased to approximately $369 million at December 31, 1995 from approximately $213 million at December 31, 1994 as a result of income from operations, and a capital contribution from the Company of $90 million in 1995.

COMPETITION

  The property and casualty insurance industry is highly competitive on the basis of both price and service. The Company competes for direct business with other stock companies, specialty insurance organizations, mutual insurance companies and other underwriting organizations, some of which are substantially larger and have greater financial resources than the Company. The Company also faces competition from foreign insurance companies and from "captive" insurance companies and "risk retention" groups (i.e., those established by insureds to provide insurance for themselves). In the future, the industry, including the Company, may face increasing insurance underwriting competition from banks and other financial institutions.

  The property and casualty reinsurance business is also highly competitive. Competition in the types of reinsurance in which the Company is engaged is based on many factors, including the perceived overall financial strength of the reinsurers premiums charged, contract terms and conditions, services offered, speed of claims payment, reputation and experience. Competitors include independent reinsurance companies, subsidiaries or affiliates of established domestic or worldwide insurance companies, reinsurance departments of certain primary insurance companies and underwriting syndicates. See "Risk Factors--Competition; Ratings."

LEGAL PROCEEDINGS

  The Company, through its subsidiaries, is routinely a party to pending or threatened legal proceedings and arbitrations. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims and miscellaneous other causes of action. These lawsuits may include claims for punitive damages in addition to other specified relief. Based upon information presently available, and in light of legal and other defenses available to the Company and its subsidiaries, management does not consider liability from any threatened or pending litigation to be material.

                        SECURITY OWNERSHIP BY TORCHMARK

  Prior to the initial public offering of its Common Stock in November 1993, the Company was a wholly owned subsidiary of Torchmark. As of the date hereof, Torchmark beneficially owned approximately 27% of the issued and outstanding common stock of the Company. See "RISK FACTORS--Relationship with Torchmark."

                              SELLING STOCKHOLDER

  The Common Stock offered by Torchmark pursuant to this Prospectus has been held by Torchmark and/or its subsidiaries since prior to Vesta's initial public offering in November 1993. For further information regarding Torchmark, see the Torchmark Prospectus and the information incorporated therein.


  The principal executive offices of Torchmark are located at 2001 Third Avenue South, Birmingham, Alabama 35233, and its telephone number is (205) 325-4200.

                              PLAN OF DISTRIBUTION

  The Company is advised that under the terms of the Purchase Contracts (as defined in the Torchmark Prospectus) that are a component of the PEPS, Torchmark is obligated to deliver to holders thereof upon settlement thereof a number of shares of the Common Stock or other Exchange Property (as defined in the Torchmark Prospectus) at specified rates or cash in lieu thereof or a combination of stock and cash. For a description of the PEPS, see the Torchmark Prospectus. The Company is not a party to such Purchase Contracts and has no obligations thereunder or with respect to the PEPS, which are securities of Torchmark and are not securities of the Company.

  The Company has agreed that it will not for a period of 90 days following the sale by Torchmark of the PEPS, without the prior written consent of Morgan Stanley & Co. Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of the ownership of the Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, other than (i) the PEPS, (ii) offers and sales of Common Stock, less than or equal to $10 million in value, in connection with a business combination and (iii) options to purchase and sell Common Stock, or shares of Common Stock issued or issuable under the Company's existing stock option, stock purchase plans.

  Pursuant to the terms of an agreement with the Underwriters of the PEPS and in accordance with the terms of the Separation Agreement, as amended, Vesta has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the"Securities Act"), with respect to the information in this Prospectus (including the documents incorporated by reference herein) other than information furnished to the Company in writing by the Underwriters for use herein.

  From time to time, the Underwriter has provided, and continues to provide, investment banking services to Torchmark and Vesta.

                             CERTAIN LEGAL MATTERS

  Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Donald W. Thornton, Esq., Senior Vice President, General Counsel and Secretary of the Company and by Ritchie & Rediker, L.L.C., Birmingham, Alabama. Certain legal matters will be passed upon for the Underwriter by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedules of Vesta as of December 31, 1995 and 1994, and for each of the years in the three-period ended December 31, 1995, appearing in Vesta's Annual Report on form 10-K for the year ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of that firm as experts in accounting and auditing.

  The reports of KPMG Peat Marwick LLP covering the December 31, 1995 and 1994 financial statements refer to changes in accounting principles to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts are estimated, except the SEC Filing Fee.

     Securities and Exchange Commission Filing Fee.................... $100.00*
     NYSE Listing Fee.................................................   **
     Accounting Fees and Expenses.....................................   **
     Legal Fees and Expenses..........................................   **
     Blue Sky Fees and Expenses.......................................   **
     Printing and Engraving Expenses..................................   **
     Transfer Agent's Fees............................................   **
     Miscellaneous....................................................   **
                                                                       -------
         Total........................................................ $
                                                                       =======

- --------
 * In connection with the Registration Statement filed by Torchmark of even date herewith with respect to the PEPS which are exchangeable for the Common Stock offered hereby.
** To be provided by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer or director in defending such action, provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

  A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where the officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of other rights to which an officer or director may be entitled under any corporation's bylaws, agreement or otherwise.

  The Company's Certificate of Incorporation provides that no officer or director of the Company will be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (i) for any breach of the officer's or director's duty of loyalty to the Company or shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware law, which concerns unlawful payments of dividends, stock purchases or redemptions, or
(iv) for any transaction from which the officer or director received an improper personal benefit.

  The Company's Bylaws provide that each director and officer of the Company, and each person serving at the request of Vesta as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, will be indemnified and held harmless to the fullest extent authorized by Delaware Law against all expense, liability and loss reasonably incurred by such indemnitee in such action, suit or proceeding. The Company's Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.

  While the Company's Certificate of Incorporation and Bylaws provide officers and directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on an officer's or a director's breach of his or her duty of care.

ITEM 16. EXHIBITS

  (a) Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found).

 EXHIBIT
 NUMBER  DESCRIPTION OF EXHIBITS
 ------- -----------------------
  1      --Form of Indemnification Agreement between the Registrant and Morgan
          Stanley & Co. Incorporated.*
  4.1    --Restated Certificate of Incorporation (included as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 33-68114),
          previously filed with the Commission and incorporated by reference herein).
  4.2    --Bylaws (included as Exhibit 3.2 to the Registrant's Registration
          Statement on Form S-1 (No. 33-68114), previously filed with the
          Commission and incorporated by reference herein).
  4.3    --Form of certificate representing Common Stock (included as Exhibit
          4.3 to the Registrant's Registration Statement on Form S-1 (No. 33-
          68114), previously filed with the Commission and incorporated by reference herein).
  5      --Opinion of Donald W. Thornton, Esq.*
 10*     --Memorandum Agreement between Torchmark Corporation and Vesta
          Insurance Group, Inc., dated as of     , 1996.
 23.1    --Consent of KPMG Peat Marwick LLP.
 23.2    --Consent of Donald W. Thornton, Esq. (contained in Exhibit 5).
 24      --Powers of Attorney (included on the signature page hereof).

- --------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (a) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, (the "Securities Act"), each filing of Vesta's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the

  Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of counsel to the Registrant the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (d) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HEREBY CERTIFIED THAT IT HAS REASONABLE GROUNDS TO BELIEVE IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON AUGUST 30, 1996.

                                          Vesta Insurance Group, Inc.

                                               /s/ Robert Y. Huffman
                                          By: _________________________________
                                            NAME: ROBERT Y. HUFFMAN
                                            TITLE:  PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Robert Y. Huffman and Donald W. Thornton, and either of them (with full power in each to act alone) as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and either of them (with full power in each to act alone), with full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 30, 1996.

              SIGNATURE                                 TITLE

                                            Chairman of the Board
- -------------------------------------
            R. K. RICHEY

        /s/ Robert Y. Huffman               President and Chief Executive
- -------------------------------------        Officer (principal executive
          ROBERT Y. HUFFMAN                  officer)

        /s/ Brian R. Meredith               Vice President--Finance (principal
- -------------------------------------        financial officer)
          BRIAN R. MEREDITH

        /s/ Mary Beth Heibein               Controller (principal accounting
- -------------------------------------        officer)
          MARY BETH HEIBEIN

      /s/ Walter M. Beale, Jr.              Director
- -------------------------------------
        WALTER M. BEALE, JR.

       /s/ Ehney A. Camp, III               Director
- -------------------------------------
         EHNEY A. CAMP, III

                                            Director
- -------------------------------------
        ROBERT A. HERSHBARGER

       /s/ Clifford F. Palmer               Director
- -------------------------------------
         CLIFFORD F. PALMER

        /s/ Jarvis W. Palmer                Director
- -------------------------------------
          JARVIS W. PALMER

       /s/ Norman L. Rosenthal              Director
- -------------------------------------
         NORMAN L. ROSENTHAL

         /s/ Keith A. Tucker                Director
- -------------------------------------
           KEITH A. TUCKER

                                 EXHIBIT INDEX

 EXHIBIT NUMBER                     DESCRIPTION                        PAGE NO.
 --------------                     ------------                       --------
  1             --Form of Indemnificaiton Agreement between the
                 Registrant and Morgan Stanley & Co. Incorporated.
  4.1           --Restated Certificate of Incorporation (included as
                 Exhibit 3.1 to the Registrant's Registration
                 Statement on Form S-1 (No. 33-68114), previously
                 filed with the Commission and incorporated by
                 reference herein).
  4.2           --Bylaws (included as Exhibit 3.2 to the
                 Registrant's Registration Statement on Form S-1
                 (No. 33-68114), previously filed with the
                 Commission and incorporated by reference herein).
  4.3           --Form of certificate representing Common Stock
                 (included as Exhibit 4.3 to the Registrant's
                 Registration Statement on Form S-1 (No. 33-68114),
                 previously filed with the Commission and
                 incorporated by reference herein).
    5           --Opinion of Donald W. Thornton, Esq..
   10*          --Memorandum Agreement between Torchmark Corporation
                 and Vesta Insurance Group, Inc., dated as of      ,
                 1996.
   23.1         --Consent of KPMG Peat Marwick LLP.
   23.2         --Consent of Donald W. Thornton, Esq. (contained in
                Exhibit 5).
   24           --Powers of Attorney (included on the signature page
                hereof).

- --------
* To be filed by amendment.